

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 11, 2020

Seong Yeol Lee
Chief Executive Officer
Gryphon Resources, Inc.
44709 Gwinnett Loop
Novi, MI 48377

      Re: Gryphon Resources, Inc.
          Preliminary Information Statement on Schedule 14C
          Filed April 17, 2020
          File No. 000-53371

Dear Mr. Lee:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

          Sincerely,

          Division of Corporation Finance
          Office of Energy & Transportation

cc: Richard W. Jones